UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16 OF THE

SECURITIES EXCHANGE ACT OF 1934

For the month of October 2026

Commission File Number 001-41998

Tungray Technologies Inc

(Translation of registrant’s name into English)

#02-01, 31 Mandai Estate,

Innovation Place Tower 4,

Singapore 729933

Tel: +65 6636 9820

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

Form 20-F x                       Form 40-F

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

Note: Regulation S-T Rule 101(b)(1) only permits the submission in paper of a Form 6-K if submitted solely to provide an attached annual report to security holders.

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

Note: Regulation S-T Rule 101(b)(7) only permits the submission in paper of a Form 6-K if submitted to furnish a report or other document that the registrant foreign private issuer must furnish and make public under the laws of the jurisdiction in which the registrant is incorporated, domiciled or legally organized (the registrant’s “home country”), or under the rules of the home country exchange on which the registrant’s securities are traded, as long as the report or other document is not a press release, is not required to be and has not been distributed to the registrant’s security holders, and, if discussing a material event, has already been the subject of a Form 6-K submission or other Commission filing on EDGAR.

Ongoing Litigation with Industrial and Commercial Bank of China

As previously disclosed in the Tungray Technologies Inc’s (the “Company”) Report on Form 6-K furnished on August 18, 2026, in September 2025, Qingdao Tongri Mechanical Electronics Co., Ltd. (“Tongri Mechanical”), a subsidiary of the Company, guaranteed certain obligations of Qingdao Fudingtai Intelligent Technology Co., Ltd. (“Fudingtai”), a related party, to Industrial and Commercial Bank of China Limited, Pingdu Branch (“ICBC”) with a maximum guaranteed amount of RMB15 million (the “ICBC Guarantee”).

On September 21, 2026, the People’s Court of Pingdu City, Shandong Province issued a judgment in favor of ICBC in a civil lawsuit brought by ICBC against Fudingtai, Tongri Mechanical and another guarantor in connection with a loan of RMB9.70 million by ICBC to Fudingtai. According to the judgment, Fudingtai shall pay ICBC the principal and interests due in approximately RMB9.75 million, for which the guarantors shall bear joint and severable liability.

On October 8, 2026, the Company filed an appeal of the judgment, and the appeal is currently pending before the relevant court.

SIGNATURES

Pursuant to the requirements of the Securities and Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Tungray Technologies Inc

Date: October 19, 2026	By:	/s/Liling Du
Liling Du Interim Chief Executive Officer